U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒	Form 20-F	☐	Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐	Yes	☒	No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Cameron Associates Inc.
Rene Randall	Kevin McGrath
1 (604) 683-8286 ex 224	1 (212) 245-4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC INDUSTRIAL ANNOUNCES 2013 CASH DIVIDEND

NEW YORK (January 14, 2013) . . . MFC Industrial Ltd (NYSE: MIL) ("MFC" or the "Company") is pleased to announce that its Board of Directors has declared an annual cash dividend for 2013 of US$0.24 per common share. The dividend is 9% higher than the dividend paid in 2012, and, based on the closing price of $8.55 for the Company's common shares on December 31, 2012, represents a dividend yield of approximately 2.81%, compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012.

  The 2013 cash dividend will be paid in equal quarterly installments of $0.06 by the Company.

  The first payment of $0.06 per common share will be paid on February 8, 2013 to shareholders of record on January 25, 2013. For such payment, the Company's common shares will trade ex-dividend on January 23, 2013.

  The remaining quarterly dividend payments of $0.06 per common share in 2013 are expected to be made to shareholders of record in March, June and September of 2013.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Michael Smith, MFC’s Chairman and Chief Executive Officer, commented: “We are pleased to announce this increased dividend for 2013. This is the second consecutive increase in our annual dividend since MFC adopted its dividend policy in 2011 and represents a higher yield than that of the NYSE Composite Index for 2012.”

The declaration, timing, and payment of future dividends will depend on, among other things, the Company's financial results.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties. To obtain further information on MFC, please visit our website at: http://www.mfcindustrial.com.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "estimates", "intends", "anticipates" "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: general business and economic conditions globally, commodities price volatility, industry trends, competition, inability to successfully integrate acquired business and/or companies, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of acquired businesses and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's MD&A for the three and nine months ended September 30, 2012, which has been filed with Canadian securities regulators and filed on Form 6-K with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	January 14, 2013